FRANKLIN TEMPLETON

One Franklin Parkway

San Mateo, California 94403-1906

April 6, 2023

Filed Via EDGAR (CIK #0000765485)

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:      Institutional Fiduciary Trust (Registrant)

File Nos. 002-96634 and 811-04267

Ladies/Gentlemen:

I am writing on behalf of Institutional Fiduciary Trust (Registrant), pursuant to Rule 477(a) under the Securities Act of 1933 to request the consent of the U.S. Securities and Exchange Commission (Commission) to the withdrawal of Post-Effective Amendment No. 61(Amendment) to the Registrant's registration statement on Form N-1A filed under EDGAR submission type 485APOS, which was accepted via the EDGAR system at 1:15 p.m. on January 31, 2020 (Accession No. 0001379491-20-000358). The automatic effectiveness of the Amendment had been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, as listed below (Delaying Amendments):

Post-Effective Amendment	Filing Date	Accession Number #
No. 62	April 14, 2020	0000765485-20-000003
No. 63	May 13, 2020	0000765485-20-000005
No. 64	June 11, 2020	0000765485-20-000011
No. 65	July 10, 2020	0000765485-20-000014
No. 66	August 7, 2020	0000765485-20-000017
No. 67	September 3, 2020	0000765485-20-000023
No. 68	October 1, 2020	0000765485-20-000027
No. 70	October 29, 2020	0000765485-20-000030
No. 71	November 25, 2020	0000765485-20-000036
No. 72	December 23, 2020	0000765485-20-000041
No. 73	January 21, 2021	0000765485-21-000003
No. 74	February 18, 2021	0000765485-21-000006
No. 75	March 18, 2021	0000765485-21-000012
No. 76	April 15, 2021	0000765485-21-000015
No. 77	May 13, 2021	0000765485-21-000020
No. 78	June 10, 2021	0000765485-21-000025
No. 79	July 8, 2021	0000765485-21-000028
No. 80	August 5, 2021	0000765485-21-000031
No. 81	September 2, 2021	0001741773-21-002631
No. 82	September 30, 2021	0001741773-21-003032
No. 84	October 28, 2021	0001741773-21-003653
No. 85	November 24, 2021	0001741773-21-003740
No. 86	December 22, 2021	0001741773-21-004200
No. 87	January 20, 2022	0001741773-22-000094
No. 88	February 17, 2022	0001741773-22-000286
No. 89	March 17, 2022	0001741773-22-001002
No. 90	April 13, 2022	0001741773-22-001121
No. 91	May 12, 2022	0001741773-22-001742
No. 92	June 9, 2022	0001741773-22-002162
No. 93	July 7, 2022	0001741773-22-002331
No. 94	August 4, 2022	0001741773-22-002667
No. 95	September 1, 2022	0001741773-22-003211
No. 96	September 27, 2022	0001741773-22-003449
No. 98	October 27, 2022	0001741773-22-003665
No. 99	November 23, 2022	0001741773-22-003742
No. 100	December 22, 2022	0001741773-22-004336
No. 101	January 19, 2023	0001741773-23-000060
No. 102	February 16, 2023	0001741773-23-000197
No. 103	March 16, 2023	0001741773-23-000903

The Amendment was filed in anticipation of the launch of a new Franklin Money Market Fund, a series of the Registrant and the Delaying Amendments were filed for the sole purpose of delaying the effectiveness of the Amendment.  However, at the present time, the Registrant does not intend to launch Franklin Money Market Fund and no securities were sold in connection with the offering.

Therefore, the Registrant respectfully requests the Commission's consent to the withdrawal of Registrant's Amendment (Accession No. ) filed under the EDGAR submission type 485APOS and the associated Delaying Amendments listed above filed under the EDGAR submission type 485BXT.

If you have any questions regarding this request, please call Amy Fitzsimmons at (215) 564-8711.

Sincerely yours,

INSTITUTIONAL FIDUCIARY TRUST

/s/STEVEN J. GRAY

Steven J. Gray

Vice President and Co-Secretary